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                           UNITED STATES               -------------------------
                SECURITIES AND EXCHANGE COMMISSION          SEC FILE NUMBER
                       WASHINGTON, D.C. 20549                  0-18253
                                                       -------------------------
                             FORM 12b-25               -------------------------
                                                             CUSIP NUMBER
                   NOTIFICATION OF LATE FILING                628881203
                                                       -------------------------



(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: November 30, 2000
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - Registrant Information
--------------------------------------------------------------------------------
Full Name of Registrant
                              NDC Automation, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable
                               3101 Latrobe Drive
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
                            Charlotte, NC 28211-4849
--------------------------------------------------------------------------------
City, State and Zip Code

PART II- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The Registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
|X| filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                            NDC Automation, Inc.

                                  Rule 12b-25
                                   Schedule A

     The registrant was not able to timely file its Form 10-KSB for the fiscal year ended November 30, 2000 for the following reasons (which could not be eliminated without unreasonable effort or expense);

     Senior management personnel of the registrant have been engaged in preliminary analysis of the potential sale of the Company and/or a significant portion of its assets. These discussions included the possibility of a transaction resulting in the registrant going private and eliminating the need for audited financial statements. These discussions also resulted in delays in commencing the registrant's auditing process with its independent accountants and, accordingly, senior management personnel have been unable to review and/or approve of significant portions of the registrant's draft Form 10-KSB.

     The registrant intends to file its completed Form 10-KSB for the fiscal year ending November 30, 2000 within the fifteen (15) day period described in Rule 12b-25 as promulgated under the Securities Exchange Act of 1934.


                                       Potential  persons  who are to respond to
                                       the collection of  information  contained
                                       in this form are not  required to respond
(Attach Extra Sheets if Needed)        unless  the  form  displays  a  currently
                                       valid OMB control number.

PART IV - Other Information

(1) Name  and  telephone   number  of  person  to  contact  in  regard  to  this
    notification:

Beverly Love - Controller            704                      362-1115
--------------------------       -----------      ------------------------------
        (Name)                   (Area Code)            (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes [ ] No

    The registrant anticipates the 10K-SB for period ending November 30, 2000 will show a net loss as where the prior year (10K-SB, period ending November 30, 1999) showed a net income although final audited results are not available at this time.

    If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
--------------------------------------------------------------------------------

                              NDC Automation, Inc.
                   ------------------------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 2/27/2001                     By: /s/ Claude Imbleau
      --------------                    -------------------
                                        Cluade Imbleau, Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                     GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).